EXHIBIT 99.4

The Company to participate in investor conference held by Bank of America Merrill Lynch

Date of events: 2016/03/11

Contents:

1.	Date of the investor conference:2016/03/14~2016/03/16

2.	Time of the investor conference: 9:30AM

3.	Location of the investor conference: Taipei

4.	Brief information disclosed in the investor conference: The conference will be held by Bank of America Merrill Lynch

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: None